press release

ArcelorMittal today announces its financial calendar for 2016

Luxembourg, 18 December 2015 - ArcelorMittal today announces its financial calendar for 2016.

Earnings results announcements:

  12 February 2016: earnings release Q4 2015 and full year 2015
  06 May 2016: earnings release Q1 2016
  29 July 2016: earnings release Q2 2016
  09 November 2016: earnings release Q3 2016

General Meeting of Shareholders:

  4 May 2016: ArcelorMittal General Annual Meeting